Filed pursuant to Rule 424(b)(3)

File No. 333-221584

BlueBay Destra International Event-Driven Credit Fund

May 12, 2023

Supplement to the

Prospectus dated February 1, 2023, as amended

On May 10, 2023, the Board of Trustees of the BlueBay Destra International Event-Driven Credit Fund (the “Fund”) approved a derivative risk management program for the Fund, effective immediately. Previously, the Fund operated as a “limited derivative user” pursuant to Rule 18f-4 under the Investment Company Act of 1940, as amended, which limited the Fund’s use of derivatives to 10% of its net assets.

Therefore, effective immediately, the section entitled “TYPES OF INVESTMENTS AND RELATED RISKS – Restrictions on the Use of Derivative and Other Transactions” beginning on page 44 of the Prospectus is deleted and replaced in its entirety with the following:

Restrictions on the Use of Derivative and Other Transactions

On October 28, 2020, the SEC adopted Rule 18f-4 providing for the regulation of a registered investment company’s use of derivatives and certain related instruments. The rule permits the Fund to enter into certain derivatives and other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness, unless the fund maintains 300% “asset coverage,” or any senior security representing stock, unless the fund maintains 200% “asset coverage”. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation framework arising from prior SEC guidance for covering derivatives and certain financial instruments.

The compliance date for Rule 18f-4 was August 19, 2022. In accordance with the rule, the Fund has adopted and implemented a comprehensive written derivative risk management program and is subject to an outer limit on Fund leverage risk calculated based on value-at-risk (“VaR”). VaR is an estimate of potential losses on an instrument or portfolio over a specified time horizon and at a given confidence level. The Fund may apply a relative VaR test or an absolute VaR test (if the Fund's derivatives risk manager determines that a designated reference portfolio would not provide an appropriate reference portfolio for purposes of the relative VaR test). The limit under the relative VaR test when a fund has outstanding preferred shares is 250% (or 200% when no preferred shares are outstanding) of the VaR of a designated reference portfolio, which, very generally, may be a designated unleveraged index or the Fund's securities portfolio excluding derivatives. If applicable, the limit under the absolute VaR test when the Fund has outstanding preferred shares is 25% (or 20% when no preferred shares are outstanding) of the value of the Fund’s net assets.

The derivatives risk management program is administered by a “derivatives risk manager,” who has been appointed by the Fund's Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act), and periodically reviews the derivatives risk management program and reports to the Board on a quarterly basis. Subject to certain conditions, “limited derivatives users” (as defined in Rule 18f-4), however, are not subject to the full requirements of Rule 18f-4 and the Fund could, in the future, determine to seek to qualify as such a limited derivatives user by limiting its “derivatives exposure” to 10% of its net assets (as calculated in accordance with Rule 18f-4).

Rule 18f-4 could restrict the Fund’s ability to engage in certain derivatives transactions and/or increase the costs of derivatives transactions, which could adversely affect the value or performance of the Fund.

In general, the “derivatives transactions” covered by Rule 18f-4 include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions, if the Fund elects to treat these transactions as “derivatives transactions” under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, unless such transactions meet the delayed-settlement provision of the rule.

Please retain this Supplement with your Prospectus for future reference.